Ancora Advisors LLC

April 28, 2016

Via Edgar

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Ancora Advisors LLC – Definitive Proxy Materials

Ladies and Gentlemen:

Ancora Catalyst Fund LP, Merlin Partners LP, Ancora Advisors LLC and Frederick DiSanto (the “Reporting Parties”) are transmitting for filing, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, the Reporting Parties’ definitive proxy statement and form of WHITE proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the annual meeting of stockholders for the JPMorgan China Region Fund, Inc.  The annual meeting has been set for May 12, 2016.

Please call the undersigned at 216-593-5048 should you have any questions regarding this filings.

Very truly yours,

 /s/ James Chadwick

James Chadwick
Portfolio Manager
Ancora Advisors LLC

Enclosures